UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  January 15, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                    Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: January 15, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                                Date: January 15, 2016
16-3-TR

Teck Alaska Files Legal Complaint Over Severe Tax Hike

Anchorage, AK – Teck Alaska (“Teck”), operator of the Red Dog Mine in northwest Alaska, has filed a complaint in the Superior Court for the State of Alaska over a tax increase that Teck estimates could more than triple its annual payments as of 2016. This tax increase may impact the competitiveness and longevity of the mine, putting jobs and economic activity at risk.

For over 25 years, Red Dog has provided annual contributions to the Northwest Arctic Borough (NAB) under a negotiated Payment in Lieu of Taxes (PILT) agreement, which averaged about US$11.5 million per year over the past five years; more than double the average borough tax payment for an Alaskan mine. However, as of January 1, 2016, in place of a negotiated PILT the NAB has levied a substantial severance tax. If legal, this tax would increase the payment to an estimated US$30-40 million per year over the next five years; about seven times greater, on average, than the next highest municipal taxes paid by any other mine in the state.

“This tax increase could impact the longevity of Red Dog and put the jobs, revenues and economic opportunity it creates in the region at risk,” said Henri Letient, General Manager, Red Dog Operations. “This massive tax hike could not come at a worse time, as the mining industry is in the midst of the biggest downturn in decades. All we are asking is for the Borough to come to the table and negotiate a reasonable payment that supports the region and the continued operation of Red Dog.”

The complaint filed by Teck requests an injunction against enforcement of the severance tax and a requirement for the Borough to meet with Teck to negotiate a new payment agreement.

Red Dog is the largest private-sector employer in the NAB, with about 715 jobs in the region being mine-related, and about US$75 million in wages paid each year. Annually, Red Dog spends about US$160 million on goods and services within Alaska. Since mining began, about US$140 million has been provided to the NAB; over US$880 million has been provided to state government agencies and over US$695 million has been provided to federal government agencies.

More information is available at www.reddogalaska.com

About Teck Alaska
Teck Alaska is a subsidiary of Teck Resources Limited, a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more at www.teck.com or follow @TeckResources.

Media Contacts:
Wayne Hall
Manager, Community and Public Relations, Red Dog Operations
907.754.5259
wayne.hall@teck.com
Chris Stannell
Senior Communications Specialist, Teck
604.699.4368
chris.stannell@teck.com
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis, Teck
604.699.4014
greg.waller@teck.com